UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    November 14, 2011

November 14, 2011

Sumitomo Mitsui Financial Group, Inc.

(Code: 8316)

Notice Concerning Resolution of Repurchase of Shares

(Repurchase of Shares under the Provisions of the Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act)

The Board of Directors of Sumitomo Mitsui Financial Group, Inc. (the “Company”), at the meeting held on November 14, 2011, resolved matters concerning repurchase of its shares (the “Repurchase of Shares”) as follows, in accordance with Article 156 of the Companies Act, as applied pursuant to Article 165, Paragraph 3 of the said Act.

1.	Reason for the repurchase of shares

As stated in the “Notice Regarding Conclusion of Basic Agreement for Making Promise a Wholly-owned Subsidiary of Sumitomo Mitsui Financial Group” and “Notice Regarding Commencement of the Tender Offer for Shares of Promise by Sumitomo Mitsui Banking Corporation and Subscription by Sumitomo Mitsui Financial Group or Sumitomo Mitsui Banking Corporation for New Shares Issued by Promise by Way of Third-Party Allotment” released by the Company as of September 30, 2011, Sumitomo Mitsui Banking Corporation (President: Takeshi Kunibe, “SMBC”), a wholly-owned subsidiary of the Company, commenced the tender offer (the “Tender Offer”) for shares of Promise Co., Ltd. (President and Representative Director: Ken Kubo; Tokyo Stock Exchange First Section: 8574, “Promise”) on October 18, 2011. If SMBC does not acquire all issued shares of Promise (excluding treasury shares owned by Promise) through the Tender Offer, the Company, SMBC and Promise intend, in principle, that, subject to the approval of the relevant regulatory authorities, the Company will make Promise a wholly-owned subsidiary through the share exchange after the Tender Offer, in which Promise will become a wholly-owned subsidiary of the Company (the “Share Exchange”). In addition, as stated in the “Notice Regarding Commencement of the Tender Offer for Shares of Promise by Sumitomo Mitsui Banking Corporation and Subscription by Sumitomo Mitsui Financial Group or Sumitomo Mitsui Banking Corporation for New Shares Issued by Promise by Way of Third-Party Allotment” as of September 30, 2011, the Company plans to deliver the shares of the Company’s common stock that will be delivered in consideration for the Share Exchange, upon acquiring such shares through market purchases, etc., before the Share Exchange.

Through the Repurchase of Shares, the Company will, in advance, acquire a part of shares of the Company’s common stock that will be delivered to the shareholders of Promise in consideration for the Share Exchange in the case that the Share Exchange will be implemented, through market purchases based on the discretionary dealing contract regarding repurchase of shares, on the condition of the fulfillment of the conditions as stated below to implement the Share Exchange.

2.	Details of the repurchase

(1)	Type of shares to be repurchased:	Common stock
(2)	Total number of shares to be repurchased:	23,000,000 shares (maximum) (Ratio to the total number of shares issued (treasury shares excluded): 1.63%)
(3)	Total value of shares to be repurchased:	50,000,000,000 yen (maximum)
(4)	Repurchase period:	December 2, 2011 to January 20, 2012 (schedule) (Note 1)
(5)	Repurchase method:	Market purchases based on the discretionary dealing contract regarding repurchase of shares

(Note 1)

The Repurchase of Shares will be implemented on the condition that (i) the ratio of the total number of shares of Promise tendered in the Tender Offer to the number obtained by subtracting the number of shares of Promise held by SMBC as of October 18, 2011, the commencement date of the Tender Offer, from the total number of issued shares of Promise (excluding the number of treasury shares held by Promise) (“Number of Shares Held by Minority Shareholders”) becomes more than 50% (“Minority Shareholder Tender Ratio”), or (ii) if the Minority Shareholder Tender Ratio becomes 50% or less, the Company, SMBC and Promise confirm that the ratio of (a) the total number of shares of Promise tendered in the Tender Offer plus the number of shares of Promise held by the shareholders of Promise (excluding SMBC) who expressed their support for the Share Exchange upon the solicitation of the Tender Offer or after the Tender Offer to (b) the number obtained by subtracting (x) the number of shares of Promise held by shareholders to which direct solicitation may not be made in the Tender Offer for reasons such as their whereabouts were unknown from (y) the Number of Shares Held by Minority Shareholders becomes more than 50%, and the Company makes a release on or before December 22, 2011 that the Share Exchange will be implemented. The commencement date of “(4) Acquisition period” above is planned to be December 2, 2011, if condition (i) is fulfilled, or the business day immediately following the date when the dealer of the discretionary dealing contract confirms the fulfillment of condition (ii), if condition (ii) is fulfilled.

(Note 2)

“(2) Total number of shares to be acquired (maximum)” above is a part of the shares of the Company’s common stock that will be delivered to the shareholders of Promise in consideration for the Share Exchange in the case that the Share Exchange will be implemented. The residual shares of the Company’s common stock necessary for the Share Exchange is planned to be acquired through market purchases, etc. after the terms of the implementation of the Share Exchange are fixed.

  (For your reference)

  Treasury shares held as of September 30, 2011

Total number of shares of common stock issued (excluding treasury stock):	1,410,285,990 shares
Number of treasury stock:	3,769,635 shares

- End of Document -